August 31, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:      Ms. Riegel
Re:	Radient Pharmaceuticals Corporation
Amendment No. 4 to Schedule 14A Filed August 12, 2010
Form 10-K/A for the Year Ended December 31, 2009 Filed May 3, 2010
Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
File No. 001-16695
Dear Ms. Riegel:
This letter is provided in response to your letter dated August 18, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
Please note that on March 2, 2010, you issued us the following comment #7: “Please disclose the extent to which you either will not choose to or not be able to adopt any of the proposals based upon the rejection of any of the other proposals by the shareholders.” We responded that the approval of any one proposal is not dependent upon the approval of any other proposal and that we will effect any and all proposals that are approved, even if some are not approved. After further review, we believe the disclosure should be revised to more clearly reflect the impact of not receiving shareholder approval of Proposal 10, the authorization to increase our authorized capital. The current proxy statement discloses that we must increase our authorized capital to be able to issue all of the shares included in Proposal 1-9 and Proposal 11; however, we believe the following revisions, which will be included in the Introduction to the Proposals section of our Definitive Schedule 14A, will enhance our disclosure and include a more complete description of the situation and we wanted to inform you of this revision. We italicized and bolded the new language.
“Although the Board of Directors urges you to vote FOR all of the Proposals contained herein, we recognize that we may not receive the required vote to approve all of the Proposals. The Board of Directors believes it is in the Company’s and the stockholders’ best interest to affect any and all Proposals that are approved, even if not all Proposals are approved. Exchanging even a portion of our debt for shares of our common stock will be crucial towards achieving our goals and accomplishing our business plans. Therefore, it is possible that some Proposals will be approved and some shares will be issued pursuant thereto, while other Proposals and issuances will not occur. However, if Proposal 10 is not approved and we cannot increase our authorized capital to 200,000,000, we will only be able to issue up to [   ] shares of common stock, which is less than the total number of shares for which we are seeking shareholder approval pursuant to this Proxy Statement. If Proposal 10 is not approved, then we shall effectuate any approved proposals, as permitted under our current authorized capital, as the board of directors determines is in the Company and Shareholder’s best interest.”
Please also note that the proxy statement has been updated to reflect and disclose additional penalties and defaults of the 2010 Debt Financing since the following events did not occur on or before August 31, 2010: (i) the Registration Statement was not declared effective and (ii) we did not hold the shareholder meeting and obtain the required consent. Additionally, since we have to move the date of the meeting and we are still responding to comments, we decided it was prudent to wait to set the new meeting and record date until such time as we clear the outstanding comments and can set realistic dates, which must be before November 15, 2010. We will include such dates, and all information related to such dates within the proxy statement, in the next amendment or the definitive proxy statement, whichever happens earlier. Accordingly, amendment 5 does not contain a meeting date or record date, or share information based on same.
Additionally, although amendment 5 to the proxy statement discloses that we will incorporate by reference our final 10-K/A for the year ending December 31, 2009 and our final 10-Q/A for the quarter ending June 30, 2010 (together, the “Periodic Reports”) into the proxy statement, we intend to attach the final and complete Periodic Reports to the end of the Definitive Proxy Statement once your offices clear the Periodic Reports for filing.
Form 10-K/A for the Year Ended December 31, 2009 Filed May 3, 2010
Note 2 Organization and Summary of Significant Accounting Policies
Deconsolidation, page 52
1.	With respect to your response to our prior comment one we do not agree with your conclusion that the companies used in the comparable company analysis are similar in size or revenue. Further, based on the descriptions provided, it appears that some of the companies do not sell similar products. Please revise your proposed disclosure accordingly. Lastly, to the extent necessary, please disclose “other quantitative and qualitative factors” you considered to confirm similarity.

Response:

Pursuant to your comment, we removed all references to size, revenues and products sold with regard to the comparable companies. Our revised disclosure is included as Exhibit A attached hereto.
Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
Item 1. Financial Statements
Note 6 — Debt, page 15
2.	Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants and embedded conversion feature. The Black-Scholes model does not take into account the down-round protection. It appears to us that the price adjustment feature would add value to the warrants and embedded conversion features for which the binomial or lattice model are better suited.

Response: Pursuant to your comment, we completed our revaluation of our warrants and embedded conversion features which include the “down-round protection”, using a binomial lattice model for the six months ended June 30, 2010. In using a binomial model to value those instruments at their original grant date, as of the date of the triggering event, and as of June 30, 2010, we noted the following changes to our balance sheet and statement of operations as of June 30, 2010 and for the six months then ended:
•	As of June 30, 2010 our derivative liabilities were reduced by $8,401,825, from $22,119,563 to $13,717,738.

•	For the six months ended June 30, 2010, our interest expense was reduced by $14,877,880, from $34,312,584 to $19,434,704 (see our response to comment No. 6 for the details of interest expense).

•	For the six months ended June 30, 2010, our gain on the change in fair value of derivative instruments was reduced by $6,577,619, from $9,093,564 to $2,515,945.
We shall update our 10Q for the quarter ended June 30, 2010 to reflect these changes.

We also examined the effect of using the binomial lattice model for valuing our derivative instruments with “down-round protection” features for the periods ended December 31, 2009 and March 31, 2010. For the year ended December 31, 2009 the effect would be to reduce net loss from continuing operations by $174,941 (or 1.4% of the net loss from continuing operations for that year). For the quarter ended March 31, 2010, the effect would be to reduce net loss from continuing operations by $194,864 (or 7.5% of the net loss from continuing operations for that quarter). Based on these percentages, it is our belief that the judgment of a reasonable person relying upon this information will not change or be influenced by a re-statement at such periods. Accordingly we do not intend on filing amendments for these noted changes.

3.	Notwithstanding the above comment, you have had four closings of convertible debt from March through April 2010. Please specifically clarify the assumptions used in valuing the derivatives relating to these debt offerings and the change in fair value. In this regard, we do not understand why you disclose a significant range for term, risk-free rate and volatility on page 10. Please explain to us the reasons for any significant variances in assumptions for valuing these derivatives.

Response: Under the Black-Scholes model, there were significant ranges in the assumptions due to the expected exercise terms of the embedded conversion features (1 year) and the warrants (5 years). With this large difference in expected exercise terms between the two instruments, the ranges for risk-free rate and volatility were also significant.

As noted in our response to comment 2 above, we have revalued these derivative instruments using a binomial lattice model. Under the binomial lattice model, we used the following ranges for the risk-free rate and volatility for the six months ended June 30, 2010:

Annual dividend yield	—
Expected life (years)	0.73 – 5.00
Risk-free rate	0.3% – 2.9%
Volatility	22.0% – 36.6%
In using the binomial lattice model, we noted that our stock price had experienced considerable variability over a multi-year observation period and that this variability was based on certain material events in our history, which were considered to be effectively non-recurring. Accordingly, an analysis to determine the volatility factor based on an extended observation period produced an un-meaningful result. As a result, we determined that a period of one (1) year immediately preceding the valuation date, and using a frequency of fifty-two (52) weekly observations, provided the most reliable and consistent indication of the “expected” volatility of our stock for valuation purposes.

We shall update our 10Q for the quarter ended June 30, 2010 to reflect these changes and disclose our use of the binomial lattice model.

4.	You state that the convertible debt principal amount increased with respect to the first second and third 2010 closings due to a trigger event that occurred on June 1, 2010 due to the registration agreement not going effective and the increase in principal was recorded as a derivative. The increase in principal amount is considered a registration rights payment amount and falls under ASC 825-20. Please explain to us why the increase in the principal is considered a derivative and why you believe your accounting is appropriate. In addition, you refer to a Second Trigger Event in Note 8 — Commitments and Contingencies under Litigation that may need to be recorded pursuant to ASC 825-20. Please provide additional disclosure to disclose all triggering events and record any additional liabilities as required.

Response: We agree with your comment that obtaining an effective registration payment is within the scope of ASC 825-20. Accordingly, as the liability became probable due to the lack of effectiveness of the registration statement, we recorded the liability for the penalty. In addition, per the terms of the convertible note agreement and our agreement with the note holder, such penalties earned by the note holders have the same conversion rights as the original convertible note payable. Accordingly, since the terms of the convertible note payable allow for non-standard anti-dilution (“down-round protection”), we have recorded the amount of the penalty as additional principal on the convertible note and recorded the related embedded conversion option as a derivative liability.

Our disclosure in Note 8 to our financing statements discloses that one of our note holders is alleging a second trigger event and an effective default due to our failure to cure an event of default within the allotted cure period. Our interpretation is that there has only been one event of default, which does not result in a second trigger event. It should be noted that none of our other note holders have taken a similar position on the penalty provisions and due to our understanding of the deal and the intention of the agreements, the failure to cure the default did not cause a second trigger event or additional penalties and therefore we do not expect to record a second penalty related to this claim.
Item 2. Management’s Discussion and Analysis of Financial Condition & Results of Operation Critical Accounting Estimates
Impairment of Long-Lived Assets, page 32
5.	We note that you recorded an impairment charge of $2.3 million relating to the investment in JPI. As the explanation provided on page seven appears vague, please revise your disclosure here to more fully explain the reasons for the impairment charge. Please ensure that your disclosure includes the facts and circumstances (specific events and decisions) that led to the impairment charge and the assumptions or estimates used to determine the amount of the impairment charge.

Response:

Based on management’s evaluation of the current and projected operations of JPI as of June 30, 2010, we determined that an impairment charge of approximately $2,300,000 was necessary. The primary factors considered in our determination were the financial condition, operating performance, projections of future performance of JPI, as well as the general economic environment.

During the three months ended June 30, 2010, JPI’s management decided to shift their product base to concentrate on manufacturing and distribution of cancer centric products, specifically JPI’s Domperidone tablets. As a result, revenues from JPI’s HPE based products (GoodNak), which were originally forecasted to contribute substantively to top line revenue was eliminated in the current forecast. Revenues from this shift in product mix will not immediately be realized as cancer centric products require more time to produce revenues due to the difficulty in penetrating a market space with competing products. Net income was also adversely affected by the shift in product mix as additional advertising costs were incurred as well as the acquisition of product licenses for cancer centric products.

JPI was appraised on the basis of fair value. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Valuation assumptions were developed in part by having discussions with JPI’s management concerning the history and nature of the business, JPI’s operations and prospects of JPI and a review of the financial projections, audited and unaudited financial statements, and other records and documents. A study of market conditions and an analysis of published information concerning the industry were used to evaluate JPI’s past performance and to assess its ability and capacity to generate future investment returns. Principal factors include, but are not limited to, the following:
•	The nature of the business and the history of JPI from its inception;

•	The economic outlook in general and the condition and outlook of the specific industry in particular;

•	Earnings capacity of JPI;

•	Past and projected operating results;

•	The business and financial risks of JPI;

•	Management’s policies and strategies for the future;

•	Name and reputation of JPI, including the management;

•	The extent, condition, utility and capacity of the facilities and equipments utilized by the business;

•	Existence of assets of an intangible nature;

•	Potential of the markets served; and

•	The investment market’s attitude towards securities with similar characteristics, as measured by market performance, and alternative investment opportunities available to an investor.
Due to the changing environment in which JPI is operating, a number of assumptions had to be established to sufficiently support the concluded value of the intangible assets. The major assumptions adopted in the appraisal are:
•	There will be no material changes in the existing political, legal, fiscal and economic conditions in Hong Kong and the PRC in which JJB carries on its business;

•	Interest rates in the PRC will not differ materially from those presently prevailing;

•	There will be no material changes in the current taxation law in the PRC in which JJB operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•	Any management changes or changes in ownership of JJB in the future will not have adverse effects on the long term profitability of JJB’s operations;

•	JJB will maintain all licenses and permits required for the manufacture of its products;

•	The intellectual property of JJB’s products and services will not be infringed upon in a manner which would materially affect the economic benefits attributable to JJB;

•	The projections have been prepared on a reasonable basis, reflecting estimates which have been arrived at after due and careful consideration by management;

•	Industry trends and market conditions for related industries will not deviate significantly from economic forecasts; and

•	The labor market conditions in the PRC will not differ materially from those presently prevailing.
VALUATION METHODOLOGY
The fair value of the business enterprise of JPI was developed through the application of the income approach technique known as the discounted cash flow method. The income approach is the conversion of expected periodic benefits of ownership into an indication of value. It is based on the principle that an informed buyer would pay no more for the business enterprise that an amount equal to the present worth of anticipated future benefits (income) from the same or equivalent business enterprise with similar risk.

The income approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits such as cost savings, periodic income, or sale proceeds. We applied the discounted cash flow method in appraising the economic benefits of JPI. In practice, the discounted cash flow approach consists of estimating future annual cash flows and individually discounting them to present value.

Discount Rate Development

A discount rate represents the total expected rate of return that an investor would demand on the purchase price of an ownership interest in an asset given the level of risk inherent in that ownership interest. When developing a discount rate to apply to the cash flow streams attributable to the business enterprise of JPI, the discount rate is the weighted average cost of capital (“WACC”), which we determined to be 14.41%. This rate was developed by analysis of the following comparable companies:
•	China Pharma Holdings, Inc.

•	Tongjitang Chinese Medicines Company

•	Jiangbo Pharmaceuticals, Inc.

•	China Sky One Medical, Inc.

•	China Shenggui Pharmaceutical Holdings Inc.
Discount for Lack of Marketability

The concept of marketability deals with the liquidity of an ownership interest. The lack of marketability discount reflects the fact that there is no ready market for shares in a closely held corporation. Ownership interests in closely held companies are typically not readily marketable compared to similar interests in public companies.

A number of studies were conducted in the U.S. in an attempt to determine average levels of discounts for lack of marketability. These studies all fall into one of two basic categories, depending on the type of market transaction data on which they are based:
•	Restricted (“letter”) stock studies.

•	Studies of transactions in closely held stocks prior to initial public offerings (IPOs).
In this case, a lack of marketability discount of 20% is applied to the indicated fair value of the business enterprise of JPI.

Discount for lack of control

It is widely recognized that an investment which offers an investor control of a business is worth more than a non-controlling stake. In valuation perspective, a shareholder with majority stake normally owns the control power in a company, and thus, a control premium is generally recognized. In contrast, a non-controlling discount is recognized when the holder of a non-controlling interest lacks control over corporate policies like election of directors or selection of management, acquisition or liquidation of assets, control over dividend policy, ability to set corporate strategies, ability to affect future earnings, etc.

In this appraisal, a non-controlling discount of 15% was applied to the indicated fair value of the business enterprise derived by the above mentioned method. It is deemed to be a reasonable discount for reflecting the risk of holding non-controlling equity interest.

AMENDED DISCLOSURE

Based on the above, we intend to revise the disclosure related to our impairment charge in the amendment to our 10Q for the quarter ending June 30, 2010, as follows:

Based on management’s evaluation of the current and projected operations of JPI as of June 30, 2010, the Company determined that an impairment charge of approximately $2,300,000 was necessary.

During the three months ended June 30, 2010, JPI’s management decided to shift their product base to concentrate on the manufacture and distribution of cancer centric products, specifically JPI’s Domperidone tables. As a result, revenues from JPI’s HPE based products (GoodNak), which were originally forecasted to contribute substantively to top line revenue, was eliminated in the current forecast. Revenues from this shift in product mix will not immediately be realized because cancer centric products require more time to produce revenues due the difficulty in penetrating a market space with competing products. Net income was also adversely affected by the shift in product mix as additional advertising costs were incurred as well as the acquisition of product licenses for cancer centric products. The primary factors we considered to determine the impairment include, but are not limited to:
•	Sales growth: based on management’s expectations and historical analysis, we expect growth of 150% in 2011, 20% in 2012 and 2013 and 10% in 2014.

•	Risk adjusted weighted average cost of capital (“WACC”) — a WACC of 17.7% was utilized.

•	Long term growth rate: we assumed a long term growth rate of 5%

•	Cost of debt: assumed an after tax rate of 4.46%

•	Cost of Equity:
o	Risk free rate: 2.93%

o	Equity risk premium: 11.15%

o	Small stock risk premium: 3.99%

o	Beta: .86x

o	Subject company risk: 0%
•	Discounts: combined discount for lack of marketability and lack of control of 35%
Results of Operations
Six Months ended June 30, 2010, page 33
6.	Please clearly explain why interest expense has increased significantly, specifically clarifying why the amount is disproportionally higher than debt outstanding. Provide a breakdown of the components of the increase and a reason for the increase in each component. Please also explain what the $24 million interest expense relating to the fair value of derivatives instruments granted in the Statement of Cash Flow represents and reconcile it to the disclosure in the filing.

Response: Pursuant to your comment, we shall include the following disclosure in our “Interest Expense” section within the “Results of Operations” section of our MD&A:

The significant increase in interest expense from $566,251 to $19,434,704 for the six months ended June 30, 2009 to 2010, respectively, is primarily due to (i) $8,989,219 in excess fair value of the debt discount, recorded at origination, for the four closings in 2010 for the derivatives associated with the conversion feature and warrants, (ii) $1,054,459 related to additional interest penalty recorded as derivative liabilities for the embedded conversion feature associated with the incremental principal and accrued interest added to the outstanding balance of the convertible debt, (iii) $3,237,295 of default penalties added directly to the outstanding convertible debt balance for the June 1, 2010 Trigger Event and (iv) $5,280,267 of amortization of debt discounts and debt issuance costs on convertible debt balances.

		[1]	[2],[4]	[3]
		Fair Value of	Interest	Interest	Amortization	Amortization
		Derivatives in Excess	Added To	Penalty	of Debt	of Debt
		of Debt Discounts	Principal	Derivatives	Issuance Cost	Discount	Total
		[7]		[7]	[8]	[8]
Senior Notes:
December 2008		$—	$—	$—	$77,164	$144,468	$221,632
January 2009		—	—	—	39,402	108,287	147,689
May 2009		—	—	—	30,288	68,011	98,299
June 2009		—	—	—	26,820	57,106	83,926
Other		—	—	—	12,121	—	12,121

Convertible Debt:
September 2008		—	—	—	—	49,216	49,216
Conversions		—	—	—	353,622	1,398,348	1,751,970
St. George		—	50,000	12,597	—	393,681	456,278
1st Closing		—	267,860	88,116	53,144	186,570	595,690
2nd Closing		2,958,323	1,742,121	569,530	92,711	1,143,787	6,506,472
3rd Closing		5,568,752	1,177,314	384,216	66,821	824,384	8,021,487
4th Closing		462,144	—	—	11,569	142,747	616,460
Incremental Cost of Shares and Warrants	[5]						81,780
Interest on Debt	[6]	—	—	—	—	—	791,684

Total Interest expense		$8,989,219	$3,237,295	$1,054,459	$763,662	$4,516,605	$19,434,704

[1]
This amount represents the excess fair value of the debt discount related to the derivative liability associated with the embedded conversion feature and warrants (see Note 6 to our condensed consolidated financial statements).

[2]
This amount represents additional penalty interest and/or accrued interest added directly to the outstanding principal of the convertible debt for Trigger Events (see Note 2 to our condensed consolidated financial statements).

[3]
This amount represents additional interest recognized for the increase in principal balance associated with the embedded conversion feature of the First, Second and Third Closings as a result of the June 1, 2010 Trigger Event and default on the registration rights agreements (see Note 6 to our condensed consolidated financial statements).

[4]
This amount includes $370,000 of additional penalty recognized for the default related to the registration rights agreements as a result of not being declared effective by June 1, 2010 related to the First, Second and Third Closings in 2010.

[5]	This amount represents the incremental costs associated with the additional shares and warrants issued in connection with the 2008 convertible debt that occurred during Q2 of 2010.

[6]	This amount represents the interest portion of the debt based on the respective interest rates as noted in footnote 6, as of June 30, 2010.

Sum of [7]	$10,043,678 Total interest expense related to fair value of derivative instruments granted

Sum of [8]	$5,280,267 Total amortization of debt discount and debt issuance costs
     We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

By: Louis Taubman,
Attorney at Law

Cc: Mr. Douglas C. MacLellan

Exhibit A
   Deconsolidation
     During the third quarter of 2009, it became apparent to the Company’s management that the working relationship with management of its operations in China was becoming increasingly strained. Accordingly, the Company deemed it appropriate to seek alternative means of monetizing its investment. There were several issues that caused the Company to conclude accordingly, including, but not limited to:
•	Lack of timely responses by the management in China to requests by Company management for financial information;
•	Lack of responsiveness by management in China to requests for transfer of Company funds to bank accounts under corporate control;
•	Lack of timely communication with Corporate management concerning significant decisions made by management in China concerning the disposal of the YYB subsidiary; and
•	Lack of timely communication with corporate officers concerning operations in China.
     Effective September 29, 2009 (the “Effective Date”), based on unanimous consent of the Company’s board of directors and an executed binding agreement (the “Agreement”) between the Company and Henry Jia, Frank Zheng and Yuan Da Xia (collectively, the “JPI Shareholders”), the Company deconsolidated all activity of JPI.
     Based on the Agreement and in accordance with current accounting guidelines, the Company deconsolidated JPI as of the date the Company ceased to have a controlling financial interest, which was effective September 29, 2009. In accordance with the Agreement, the Company agreed to exchange its shares of JPI for 28,000,000 non-voting shares of preferred stock, which represents 100% of the outstanding preferred shares, relinquished all rights to past and future profits, surrendered our management positions and agreed to non-authoritative minority role on its board of directors.
     Based on the Company’s evaluation of current accounting guidance, it was determined that the Company did not maintain significant influence over the investee and, accordingly, has recorded such investment in accordance with the cost method. Although, the Company maintains significant economic ownership in JPI, based on its evaluation of its lack of ability to influence, lack of a role in policy and decision making, no significant planned intercompany activity, among other things, the Company concluded that it would not be appropriate to account for such investment in consolidation or under the equity method of accounting.
     In accordance with current accounting guidance, the Company has recorded the investment in JPI at its fair value as of the date of deconsolidation and recorded a loss in the statement of operations based on the difference between the fair value of the consideration received, the fair value of the retained noncontrolling interest and the carrying amount of JPI’s assets and liabilities at such date (as detailed below):

Consideration Received	$3,405,946	(1)
Fair value of non-controlling interest	20,500,000	(2)

	23,905,946
Net assets of JPI	(25,859,462	)(3)

Loss on deconsolidation	$(1,953,516)

(1)	Consideration consisted of the following:
a.	As part of the Agreement, the Company agreed to exchange loans and advances to JPI totalling $5,350,000 for a 6% convertible promissory note from JPI. These amounts were previously classified as inter company balances and eliminated in consolidation. The exchange, including final payment terms of the convertible promissory note, are expected to be finalized in fiscal 2010. Due to the Company’s evaluation of the collectibility of these amounts. The Company has recorded a reverse of $2,675,000 against the amount due from JPI.

b.	$730,946 of salaries and related interest which were accrued by the Company and will be exchanged for 730,946 shares of JPI common stock.

(2)	Upon deconsolidation, the Company conducted a valuation of its investment. In determining the valuation of the Company’s interest in JPI at September 29, 2010, the most significant assumptions, include the following:
•	Sales growth – based on management’s expectations and historical analysis, which included 2010 sales of approximately $25M and growth at a rate of 12.5% for 2011 and 2012 and 10% for 2013 and 2014. The estimated sales volumes were based on JPI’s currently manufactured products and also its human placenta extract (“HPE”) products with an early 2011 launch date. The timeline for the launch of our HPE products was determined by our internal personnel and consultants hired specifically to assist with the development of such product

•	Cost of sales/Gross Margin – Based on historical analysis and management expectations

•	Selling, General and Administrative Expenses – Based on historical analysis and management expectations

•	Comparable Public Companies – Based on the same or similar line of business and various other quantitative and qualitative characteristics, as described herein.

•	Risk adjusted weighted average cost of capital (“WACC”) – A WACC of 17.7% was utilized.

•	Long term growth rate: we assumed a long term growth rate of 6%

•	Terminal value: Determined to be $57M which was based on a forecasted EBITDA in 2014 multiplied by a market based valuation multiple.

•	Product revenue: The analysis included JPI’s currently manufactured products and also human placenta extract products with an early 2011 launch date.

•	Cost of Debt – An examination of the industry’s cost of debt as reflected by an examination of similar sized companies indicated that an appropriate rate on long-term debt was best provided for by examining the Moody’s Ba1 (speculative grade) rate as of the Valuation Date, which was found to be an after tax cost of debt of 5.82%.

•	Cost of Equity – The cost of equity was determined to be 22.58% and included the following variables:
•	Risk free rate: 4.02%

•	Equity risk premium: 6.47%

•	Small stock risk premium: 5.82%

•	Beta: 1.66x (which was based on an analysis utilized an industry beta derived from a selection of comparable companies as well as by sector)

•	Subject Company Risk Premium: 2%

•	Discounts – The Company evaluated discounts related to the following:
•	Lack of control

•	Lack of marketability
Since JPI has historically had relatively stable, positive cash flows and there was good comparable company data, equal weight to both the income and market approaches to determine the fair value of JPI’s equity were used. The income approach included a multi-period discounted cash flow (“DCF”) model that utilized a five year forecast (2010 through 2014) based on JPI’s expected organizational structure beyond September 30, 2009 and derived net cash flows from that forecast, and then applied a risk-adjusted discount rate based on the weighted average cost of capital to arrive at an indication of fair value. The market approach included an examination of comparable public companies from which market-based valuation multiples were derived and then applied to the JPI’s 2009 latest twelve month’s (ended September 30, 2009) revenue, gross profit, and earnings before interest, taxes, depreciation and amortization to arrive at an indication of fair value. First, we identified publicly traded companies that operated in the same or similar line of business as JPI. Specifically, those comparable publicly traded companies within SIC Code 2834 (Pharmaceutical Preparations). In addition to those companies with the appropriate primary SIC Code; the Company compared the description of business growth rates, liquidity and profitability. Based on the history of operating cash flow, we elected to apply an average EBITDA multiple of the comparable companies, as we considered this measure to be the most reliable indicator of what an arms-length buyer would be willing to pay for the business. The EBITDA multiple was then applied to the normalized latest twelve month EBITDA of JPI to generate an indication of value.
The total valuation discount applied to the minority interest consists of the combined effects of lack of control and lack of marketability. It was determined that the aggregate discount for lack of control and lack of marketability for the Company’s interest in JPI was 40.0%. The discount for lack of control reflects the difference in benefits of control ascribed to a closely held controlling interest versus a closely held minority interest. The discount for lack of marketability reflects the lack of liquidity or ready marketplace in which to sell the interest.
The ownership interest is not adjusted to fair value on a recurring basis. Each reporting period we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.

(3)	The net assets of JPI consisted of the following:

Cash	$53,658
Other current assets	18,920,177
Property and equipment	9,381,118
Other long term assets	3,464,715

Total assets	$31,819,668

Current portion of notes payable	$(2,673,154)
Other current liabilities	(1,122,936)
Other comprehensive income	(2,164,116)

Total liabilities	$(5,960,206)

Net Assets	$25,859,462

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 has been presented as if the deconsolidation had occurred on January 1, 2009:

	Year Ended	Pro Forma	Pro forma
	December 31, 2009 [1]	Adjustments [2]	Results[3]
Net revenues	$8,627,669	$(8,469,652)	$158,017
Cost of sales	5,360,213	(5,322,542)	37,671

Gross profit	3,267,456	(3,147,110)	120,346

Operating expenses:
Research and development	563,690		563,690
Selling, general and administrative	10,936,789	(4,371,596)	6,565,193

	11,500,479	(4,371,596)	7,128,883

Income (loss) from operations	(8,233,023)	1,224,486	(7,008,537)

Other income (expense):
Interest and other income (expense), net	(328,071)	(310)	(328,381)
Change in fair value of derivative liabilities	648,313		648,313
Loss on deconsolidation (4)	(1,953,516)		(1,953,516)
Interest expense	(2,596,606)	173,335	(2,423,271)

Total other income (expense), net	(4,229,880)	173,025	(4,056,855)

Income (loss) from continuing operations before provision for income taxes	(12,462,903)	1,397,511	(11,065,392)
Provision for income taxes	19,115		19,115

Income (loss) from continuing operations	$(12,482,018)	$1,397,511	$(11,084,507)

[1]	Represents the Company’s actual (as reported) consolidated results of operations for the year ended December 31, 2009.

[2]	“Pro Forma Adjustments” represents JPI’s results of operations for the period January 1, 2009 through September 29, 2009. See Note 13 for additional information related to JPI’s operations. This information is presented to show the effect of the elimination of JPI’s operations from the Company’s business. In accordance with the deconsolidation agreement, the Company agreed to exchange its shares of JPI for non-voting shares of preferred stock in the deconsolidated entity. Accordingly, there are no adjustments related to revised debt structures and there were no significant expenses incurred on JPI’s behalf.

[3]	Pro forma results are equal to the historical condensed results of operations of the surviving Company for the year ended December 31, 2009. The pro forma results do not necessarily represent the actual results that would have been achieved had the companies been deconsolidated at the beginning of the year, nor may they be indicative of future operations.

[4]	As noted above, this table assumes an effective date of January 1, 2009. Accordingly, while the activity for the year ended December 31, 2009 would be eliminated, the recording of the deconsolidation would result in a loss on January 1, 2009 and result in a loss being recorded for the year ended December 31, 2009.